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                              February 4, 2022

       Ning Li
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City,
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed December 6,
2021
                                                            File No. 333-259304

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

       Amendment No. 2 to Form F-3 filed December 6, 2021

       Cover Page

   1. We note your disclosure on page 13 that your auditors are not currently inspected by the
                                                        PCAOB, but that you
state on the cover page that the PCAOB "may not have free access to inspect the work" of
your auditor. Please revise your disclosure on the cover to clearly state that the PCAOB
does not currently have access to inspect your auditor.
   2. We note your response to prior comment 2. Please also disclose on the cover page and in the prospectus summary
whether your auditor is subject to the determinations announced
 Ning Li
CNFinance Holdings Ltd.
February 4, 2022
Page 2
         by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign
         Companies Accountable Act and related regulations will affect your company.
Our auditor, like other independent registered public accounting firms operating in China, page
13

3. We note your disclosure that on December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, or final amendments. Please update to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or
         Hong Kong.
       You may contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 if you
have any questions.



FirstName LastNameNing Li                                    Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                             Division of
Corporation Finance
February 4, 2022 Page 2                                      Office of Finance
FirstName LastName